Commission File Number 001-39546

CUSIP Number 74374T109

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q
☐ Form 10-D ☐ Form N-CSR
For Period Ended: December 31, 2021

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transaction Period ended: _______________
___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Proterra Inc
Full Name of Registrant

Former Name if Applicable
1815 Rollins Road
Address of Principal Executive Office (Street and number)
Burlingame, California 94010
City, State and Zip Code

PART II - RULES 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III - NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CSR, or the transition report or portion thereof, could not be filed with the prescribed time period.

Proterra Inc (the “Company”) is filing this Notification of Late Filing on Form 12b-25 (this “Form 12b-25”) with respect to its Annual Report on Form 10-K for its fiscal year ended December 31, 2022 (the “2022 Annual Report”).

The Company is unable to file the 2022 Annual Report within the prescribed time period without unreasonable effort or expense primarily because the Company requires additional time to complete its financial statement preparation and review process, including regarding management's assessment of the Company's ability to continue as a going concern. As a result of the foregoing, KPMG LLP, the Company's independent registered accounting firm, has not yet completed its audit procedures.

Based on currently available information, and although the Company's assessment has not been completed, the Company expects to report material weaknesses in its internal control over financial reporting as of December 31, 2022 based on deficiencies affecting multiple processes including but not limited to treasury and accounts receivable, equity and share based compensation, HR/payroll, fixed assets, warranty, inventory, revenue, procurement and debt.

As a result of the foregoing, the Company needs additional time to complete its assessment of internal control over financial reporting and disclosure controls and procedures, which is ongoing, and to finalize its financial statements and related disclosures to be filed in the 2022 Annual Report. The Company expects to file its 2022 Annual Report within the 15 calendar day extension provided by Rule 12b-25, but can provide no assurance that it will be able to file by such time.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Karina F. Padilla, Chief Financial Officer	864	438-0000
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

For the fiscal year ended December 31, 2022, the Company expects revenue to increase 24% to 34% compared to the fiscal year ended December 31, 2021. The Company expects to report a gross loss for the fiscal year ended December 31, 2022. The Company also expects to report an increase in operating expenses for the fiscal year ended December 31, 2022 compared to the fiscal year ended December 31, 2021, due in part to costs associated with the construction of the Powered 1 battery facility in Greer, South Carolina, increased personnel costs and increased stock compensation expense. In addition the Company expects to report an increase in research and development expenses year-over-year due in part to continued investment in new product development and customer programs. The Company also expects to report a net loss for the fiscal year ended December 31, 2022, driven primarily by decreases of non-cash items including loss on change in the fair value of derivative and warrant liabilities, interest expense and debt discount and issuance costs amortization expense, and partially offset by increases of stock-based compensation expense. The foregoing expectations are preliminary and subject to change in connection with the completion of the reporting process and preparation of the Company's financial statements and completion of the audit thereto, and actual results may vary significantly from the foregoing expectations.

Cautionary Note Regarding Forward Looking Statements.

Certain statements in this Form 12b-25 constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements in this Form 12b-25 that do not relate to matters of historical fact should be considered forward-looking statements, including statements regarding the Company's ability to file the 2022 Annual Report within the time period prescribed by Rule 12b-25, the Company's expectations regarding its anticipated material weaknesses and matters relating thereto, the Company's ability to continue as a going concern, the Company’s expectations regarding its financial results for the fiscal year ended December 31, 2022. Many factors could cause actual future events to differ materially from the forward-looking statements, including risks and uncertainties set forth in the sections entitled “Risk Factors” in the Company's Annual Report for the year ended December 31, 2021 filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 14, 2022, and in its subsequent Quarterly Reports on Form 10-Q and other filings with the SEC. These forward-looking statements are based on management's expectations as of the date of this filing. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company assumes no obligation and does not intend to update or revise these forward-looking statements other than as required by applicable law. The Company does not give any assurance that it will achieve its expectations.

Proterra Inc

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 2, 2023	By:	/s/ Karina Franco Padilla
		Name:	Karina Franco Padilla
		Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).